 KongZhong Corporation Reports Unaudited Second Quarter 2010 Financial Results

Beijing, China, August 25, 2010 – KongZhong Corporation (NASDAQ: KONG), a leading mobile Internet company in China, today announced its unaudited second quarter 2010 financial results.

Second Quarter 2010 Financial Highlights:
(Note: Unless otherwise indicated, all financial statement amounts used in this press release are based on United States Generally Accepted Accounting Principles (GAAP) and denominated in US dollars)

●
Revenues in-line with the guidance – Total revenues for the Second Quarter of 2010 (“2Q10”) increased 9% year-over-year to US$ 35.3 million (“mn”), in line with the Company’s 2Q10 revenue guidance range of US$ 34.5 mn to US$ 35.5 mn.

●	Gross margin improved– Total gross margin was 48% in 2Q10, an increase compared with 44% in 1Q10.
●
Net income in-line with guidance – Net income in 2Q10 was US$ 2.6 mn, in-line with 2Q10 guidance range of US$ 2.5 mn to US$ 3.0 mn.  Basic net income per ADS was US$ 0.07 based on 36.76 mn ADS while diluted net income per ADS was US$ 0.07 based on 38.65 mn ADS outstanding as of June 30, 2010.

●
Non-GAAP net income – Non-GAAP net income was US$ 5.4 mn, a 14% increase compared to 2Q09 Non-GAAP net income of US$ 4.7 mn, while Non-GAAP diluted net income per ADS was US$ 0.13 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”)

●	Cash and cash equivalents – As of June 30, 2010, the Company had US$ 135 mn in cash and cash equivalents or US$ 3.7 per basic ADS in cash and cash equivalents.

Commenting on the results, the Company’s Chairman and Chief Executive Officer, Leilei Wang, said, "Despite a difficult operating environment for WVAS and WIS, KongZhong continued to generate positive cashflow and execute our plans to be the leading mobile game player in the China market and become a leading 3D online game developer with both a strong domestic and international presence.

“In addition, for the first time since I arrived at KongZhong at the end of 2008, our non-WVAS businesses now make up a majority of our revenues and more importantly gross profits.  We expect our mobile and online game businesses to be the key drivers of our business in the coming years.

“In partnership with China Mobile, we continued to grow our mobile game subscription business, which during 2Q averaged roughly 2.0 mn monthly subscribers.  Moreover, as our mobile online game business has recently stabilized, we have increased our efforts to develop high quality downloadable and online mobile games for the China market, while recently building iPhone and Android mobile game development capabilities.

“At the end of May, we successfully launched our second 3D online game "EMoFaZe" (or Demon Code Online) to complement our first 3D online game, Loong.  We plan to launch two additional self-developed 3D online games in the second half of this year with the first game, Xia Ke Xing was launched commercially at the end of August, and the second game, Sheng Mo Zhi Xue, to be commercially launched at the beginning of 4Q.  With these games and at least another three 3D online games slated in our development pipeline for 2011, we believe there is opportunity for KONG to become an important player in the Chinese online game market in the coming years.

“In addition, I'm pleased with the performance of our overseas online game licensing business which has shown the potential for KONG to become one of the leading Chinese 3D online game exporters, based on our proprietary 3D game development capabilities.

“Whilst our overall performance in the domestic online game business has room for improvement, I continue to believe that online game is now an important and key strategic area for KONG and expect us to continue to make significant efforts and investments in this business line to complement our mobile businesses.”

Financial Results:

	For the Three Months Ended June 30, 2009 (US$ thousands)	For the Three Months Ended March 31, 2010 (US$ thousands)	For the Three Months Ended June 30, 2010 (US$ thousands)
Revenues	$32,287	$40,636	$35,270
WVAS	23,925	25,900	17,365
Mobile Games	6,802	9,476	13,002
Wireless Internet Service	1,560	1,021	893
Online Games	-	4,239	4,010

Sales Tax	$881	$825	$794
WVAS	642	420	436
Mobile Games	188	252	253
Wireless Internet Service	51	55	38
Online Games	-	98	67

Cost of Revenue	$15,733	$22,097	$17,619
WVAS	12,173	15,356	9,031
Mobile Games	2,791	5,601	7,203
Wireless Internet Service	769	686	920
Online Games	-	454	465

Gross profit	$15,673	$17,714	$16,857
WVAS	11,110	10,124	7,898
Mobile Games	3,823	3,623	5,546
Wireless Internet Service	740	280	(65)
Online Games	-	3,687	3,478

Gross profit ratio	49%	44%	48%
WVAS	46%	39%	45%
Mobile Games	56%	38%	43%
Wireless Internet Service	47%	27%	(7%)
Online Games	-	87%	87%

Revenues

WVAS
WVAS revenues in 2Q10 were US$ 17.4 mn, a 33% decrease from 1Q10 and a 27% decrease from the same period last year.  As expected, due to the first full quarter of impact from new and ongoing policy restrictions from our mobile operator partners, the overall operating environment for our WVAS business remained difficult.  In addition, IVR revenues were more significantly impacted on a sequential basis as IVR revenues benefited seasonally in 1Q from various Chinese New Year promotions and in 2Q the overall operating environment became more restrictive towards IVR and other WVAS traditional media promotions. As a result, 2G revenues represented 85% of total WVAS revenues compared to 91% in 1Q10, while 2.5G services made up 15% of total WVAS revenues.

Mobile Games
Total mobile game revenues in 2Q10 were US$ 13.0 mn, a 91% increase from the same period last year and a 37% increase from 1Q10.

Revenues from downloadable mobile games were US$ 12.4 mn representing a 145% increase from the same period last year and an increase of 38% from 1Q10.  The continued strong performance in the Company’s downloadable mobile game revenues was driven by monthly mobile game subscription packages with China Mobile.  In 2Q10, average monthly mobile game subscribers were roughly 2.0 mn per month.

Revenues from mobile multi-player online games ("MMO" or “online mobile games”) were US$ 0.7 mn, an increase of 24% from 1Q10, but a decrease of 63% from the same period last year. At the end of 2Q10, a new expansion pack for Feng Shen was launched which led to a small improvement in overall online mobile game revenues, although revenues from Tian Jie continued to decline as that game is approaching the end of its 3-year game lifecycle.  We expect our online mobile game business to stabilize in future periods as we recently launched “Fantasy Tianjie” a turn-based 2D mobile MMO at the beginning of July and the second generation version of Tian Jie, currently called Tian Jie 2, is slated to be launched sometime in early 2011.

Revenues from “Tian Jie” accounted for about 49% of the Company’s online mobile game revenues while revenues from “Feng Shen” accounted for the remaining 51%, compared to 4% in 1Q10.

Revenues from downloadable mobile games made up 95% of total mobile game revenues compared to 94% in 1Q10.  Revenues from online mobile games made up roughly 5% of total mobile game revenues compared to 6% in 1Q10.

WIS
Wireless Internet service (“WIS”) revenues were US$ 0.9 mn in 2Q10, representing a decrease of 43% from the same period last year and a decrease of 13% from 1Q10.  The decline in WIS revenues was due to the suspension of the WAP billing platform across the Company’s mobile operator partners. In 2Q10, 18% of WIS revenues were from wireless advertising with the remaining 82% of revenues from premium services on the Kong.net mobile Internet site and more importantly revenues coming from the Company’s Internet literature site, Zhulang.com.

Online Games
Online Game business (“Online Game”) revenues were US$ 4.0 mn in 2Q10, representing a decrease of 5% from 1Q10.  Although we launched our second 3D MMORPG game, EMoFaZe (or Demon Code Online) at the end of May, domestic revenues for Loong declined from 1Q10. However in addition to revenue contribution from EMoFaZe, the lower level of operating revenues for Loong was compensated by overseas licensing and operations of Loong, primarily in Taiwan, where total overseas revenues in 2Q made up 37% of total online game revenues compared to 7% in 1Q10.

For the 2nd quarter 3-month period, mainland China online game operations achieved average concurrent users (“ACUs”) of 75k, aggregate paying accounts of 115k with quarterly ARPU of RMB 149. The lower ARPUs in 2Q10 compared 1Q10 reflects the initial commercial launch period of EMoFaZe occurring during the quarter.

Gross Profit
Total gross profit was US$ 16.9 mn in 2Q10, an 8% increase compared to the same period last year but a 5% decrease compared to 1Q10, as our WVAS business declined due to the restrictive regulatory environment offset by growth in our mobile game business. Total gross margin was 48% in 2Q10 compared to 44% in 1Q10.

WVAS gross profit in 2Q10 was US$ 7.9 mn, a 29% decrease compared to the same period last year and a 22% decrease from 1Q10.  However, 2Q10 WVAS gross margin was 45% compared to 39% in 1Q10 as we focused our efforts on higher margin distribution channels and partnerships, albeit off a lower base.

Mobile games gross profit in 2Q10 was US$ 5.5 mn, a 45% increase compared to the same period last year and a 53% increase from 1Q10.  2Q10 Mobile games gross margin was 43% compared to 38% in 1Q10.  Mobile game gross margins normalized in 2Q from somewhat depressed levels in 1Q as we continue to transition our mobile game business to monthly mobile game subscription services which has a higher revenue share with China Mobile compared to the transaction-based downloadable mobile game business model.

Wireless Internet service gross loss for 2Q10 was US$ 0.1 mn, compared to gross profit of $0.3 mn in 1Q10 and $0.7 mn in the same period last year.  The decline in WIS gross profit is related to the suspension of WAP billing across the Company’s mobile operator partners. Wireless Internet gross margins were negative 7%, a decrease from the 27% gross margin level in 1Q10.

Online Game gross profit in 2Q10 was US$ 3.5 mn, a 6% decrease from 1Q10. Online Game gross margin was stable at 87% in 2Q10 compared to 1Q10 as infrastructure costs for our domestic online game operations remained at a relatively higher level as we prepare for future period online game launches.

Operating Expenses

	For the Three Months Ended June 30, 2009 (US$ thousands)	For the Three Months Ended March 31, 2010 (US$ thousands)	For the Three Months Ended June 30, 2010 (US$ thousands)
Product development	$4,373	$6,841	$6,144
Sales and marketing	4,453	4,406	5,143
General and administrative	2,246	2,796	2,692
Total Operating Expenses	$11,072	$14,043	$13,979

Total operating expenses were roughly flat sequentially at US$ 14.0 mn as we implemented cost controls due to the restrictive WVAS policy environment.

Product development expenses in 2Q10 were US$ 6.1 mn compared to US$ 6.8 mn in 1Q10 or a 10% decrease. Although we expect product and development to remain a key focus for the Company in future periods, in 2Q we undertook cost saving measures which included streamlining our wireless Internet and WVAS teams that led to a reduction in stock based compensation expenses in 2Q10.

Sales and marketing expenses in 2Q10 were US$ 5.1 mn compared to US$ 4.4 mn in 1Q10 and US$ 4.5 mn in the same period last year. The increase in sales and marketing is due to the commercial launch of EMoFaZe (Demon Code Online) at the end of May and continuing throughout June.

General and administrative expenses in 2Q10 were US$ 2.7 mn compared to US$ 2.8 mn in 1Q10, or a decrease of roughly 4% quarter-over-quarter.

The Company’s total headcount decreased to 1,209 at the end of 2Q compared to 1,330 at the end of 1Q.  Due to the continued restrictive WVAS regulatory environment, we implemented cost saving measures which led to the streamlining of our WIS and WVAS teams.  As a result, headcount in mobile and online games, now represents 50% of total headcount compared to only 22% at the end of 2009, prior to our acquisition of Dacheng.

Operating Profit and Earnings

Operating profit for 2Q10 was US$ 2.9 mn compared to US$ 3.7 mn in 1Q10.  Operating margins were 8% in 2Q10 compared to 9% in 1Q10.

Net income and Non-GAAP net income in 2Q10 were US$ 2.6 mn and US$ 5.4 mn, respectively.  Diluted earnings per ADS and diluted Non-GAAP earnings per ADS were US$ 0.07 and US$ 0.13 in 2Q10, respectively.

Total diluted ADS outstanding as of June 30, 2010 were 38.65mn, compared to 38.77 mn as of March 31, 2010.

	Balance as of March 31, 2010	Balance as of June 30, 2010
Basic ADS	35.57	36.76
Add: Outstanding options and nonvested shares	2.27	1.36
Warrant to NGP	0.93	0.53
Diluted ADS	38.77	38.65

Note:  the increase in 2Q10 basic ADS reflects the issuance of 1.07 mn ADS on March 12th 2010.

Balance Sheet
As of June 30, 2010, the Company had $135 mn in cash and cash equivalents or US$ 3.7 per basic ADS in cash and cash equivalents.

Business Outlook (For the 3-month period ending September 30, 2010):
The Company expects total revenues for 3Q10 to be within the range of US$  35.0  mn to 36.0 mn, with business unit revenues at the mid-point expected to roughly consist of WVAS revenues of US$ 17.0 mn, mobile game revenues of US$ 14.0 mn, WIS revenues of US$ 1.0 mn and Online Game revenues of US$ 3.5 mn.

The Company expects total gross profit to be within the range of US$ 14.5 mn to 15.5 mn, total operating profit and net profit to be US$ 1.0 mn to 1.5 mn, while Non-GAAP net profit to be roughly US$  3.5 mn to US$ 4.5 mn.

Conference Call:
The Company’s management team will conduct a conference call at 7:30 am Beijing time on August 26th, 2010 (7:30 pm Eastern time and 4:30 pm Pacific time on August 25th 2010).  A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except per share data, and share count)
(Unaudited)

	For the Three Months Ended June 30, 2009	For the Three Months Ended March 31, 2010	For the Three Months Ended June 30, 2010

Revenues	$32,287	$40,636	$35,270
Sales Tax	881	825	794
Cost of revenues	15,733	22,097	17,619
Gross profit	15,673	17,714	16,857
Operating expenses
Product development	4,373	6,841	6,144
Sales & marketing	4,453	4,406	5,143
General & administrative	2,246	2,796	2,692
Total operating expenses	11,072	14,043	13,979
Operating profit	4,601	3,671	2,878
Interest income	765	406	557
Investment income	-	132	254
Loss from impairment of cost method investment	-	-	-
Interest expense on convertible notes	223	253	253
Income before tax expense	5,143	3,956	3,436
Income tax expense	1,594	791	859
Net income	$3,549	$3,165	$2,577

Basic earnings per ADS	$0.10	$0.09	$0.07
Diluted earnings per ADS	$0.09	$0.08	$0.07
Weighted average ADS outstanding (mn)	34.71	35.57	36.76
Weighted average ADS used in diluted EPS calculation (mn)	38.53	38.77	38.65

 KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)
	For the Six Months Ended June 30, 2009	For the Six Months Ended June 30, 2010
Cash Flows From Operating Activities
Net Income	$6,070	$5,742
Adjustments to reconcile net income to net cash
provided by operating activities
Share-based compensation	1,735	2,401
Depreciation and amortization	1,303	3,872
Disposal of property and equipment	(4)	-
Investment Income	-	370
Amortization of the debt discount	102	268
Changes in operating assets and liabilities	(3,898)	(5,159)
Net Cash Provided by Operating Activities	5,308	7,494

Cash Flows From Investing Activities
Purchases of subsidiaries	(4,433)	(9,853)
Purchase of property and equipment	(855)	(1,489)
Proceeds from disposal of property	4	-
Net Cash Used in Investing Activities	(5,284)	(11,342)

Cash Flows From Financing Activities
Proceeds from issuance of convertible notes	6,775	-
Interest paid for convertible notes	-	(271)
Proceeds from exercise of share options	221	176
Stock Repurchase	(11,107)	-
Net Cash Used in Financing Activities	(4,111)	(95)

Effect of foreign exchange rate changes	37	(576)

Net increase in Cash and Cash Equivalents	$(4,050)	$(4,519)
Cash and Cash Equivalents, Beginning of Period	$136,054	$139,290
Cash and Cash Equivalents, End of Period	$132,004	$134,771

KongZhong Corporation
Condensed Consolidated Balance Sheets
 (US$ thousands)
(Unaudited)

	June 30, 2009	March 31, 2010	June 30, 2010

Cash and cash equivalents	$132,004	$130,294	$134,771
Short-term investments	-	47	-
Accounts receivable (net)	21,386	29,747	32,416
Other current assets	6,121	5,010	3,423
Total current assets	159,511	165,098	170,610

Rental deposits	568	651	615
Intangible assets (net)	2,165	13,986	12,675
Property and equipment (net)	3,307	4,239	4,496
Long-term investments	2,964	1,465	1,473
Goodwill	21,244	90,095	90,671
Total assets	$189,759	$275,534	$280,540

Accounts payable(including accounts payable of the consolidated VIE without recourse to KongZhong Corporation of $11,607 , $11,810 and $10,918 as of June 30, 2009 and March 31 and June 30, 2010, respectively)	$11,622	$11,838	$10,945
Deferred revenue(including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $0, $2,196 and $3,040 as of June 30, 2009 and March 31 and June 30, 2010, respectively)	-	2,196	$3,040
Other current liabilities(including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $8,116, $6,770 and $7,261as of June 30, 2009 and March 31 and June 30, 2010, respectively)	11,753	65,828	67,011
Total current liabilities	23,375	79,862	80,996

Convertible notes	2,687	2,983	3,235
Non-current deferred tax liability(including non-current deferred tax liability of the consolidated VIE without recourse to KongZhong Corporation of $451, $3,415 and $3,094 as of June 30, 2009 and March 31 and June 30, 2010, respectively)	451	3,415	3,094
Total liabilities	$26,513	$86,260	$87,325

Shareholders’ equity	163,246	189,274	193,215
Total liabilities & shareholders’ equity	$189,759	$275,534	$280,540

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense and interest expense on convertible notes.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended June 30, 2009 (US$ thousands)	For the Three Months Ended March 31, 2010 (US$ thousands)	For the Three Months Ended June 30, 2010 (US$ thousands)
GAAP Net Income (Loss)	$3,549	$3,165	$2,577
Share-based compensation	721	1,241	1,161
Financial expense on convertible notes	223	253	253
Amortization of intangibles	215	1,423	1,377
Non-GAAP Net Income	$4,708	$6,082	$5,368

Non-GAAP diluted net income per ADS (Note 1)	$0.12	$0.15	$0.13

Note 1: The non-GAAP adjusted net income per ADS is computed using non-GAAP net income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to convertible notes issued to Nokia Growth Partners, or equivalent to 40.55 million ADS.

About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate four main business units, namely WVAS, WIS, mobile games and online games. We are one of the leading providers of WVAS to mobile phone users. We began providing WVAS on the networks of China Mobile in 2002. Since 2004, we have provided WVAS on the networks of China Unicom, China Telecom, China Netcom and the other major telecommunications operators in the PRC. Since 2004, we have been offering news, entertainment, community and mobile advertising services through our wireless Internet sites, including Kong.net, ko.cn and ct.cn. In 2008, we began reporting our mobile games business as a stand-alone operating segment, while it was previously reported as part of our WVAS business. We began our online games business in 2010, through our acquisition of Dacheng Networks, a developer and operator of online games.

Safe Harbor Statements
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment;  the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com